UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Envestnet, Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

29404K106

(CUSIP Number)

LAUREN TAYLOR WOLFE

CHRISTIAN ASMAR

IMPACTIVE CAPITAL LP

152 West 57th Street, 17th Floor

New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,151,033
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,151,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,151,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,151,033
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,151,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,151,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,151,033
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,151,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,151,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,151,033
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,151,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,151,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 29404K106

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 4,151,033 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,151,033 Shares beneficially owned by the Impactive Funds is approximately $299,949,607, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 4, 2023, Impactive Capital Master Fund LP, an affiliate of the Reporting Persons (together with the Reporting Persons, “Impactive”) delivered a letter to the Issuer, dated January 4, 2023, nominating a slate of highly qualified director candidates, including Wendy E. Lane, Thomas C. Naratil, Michael J. Stanton and Lauren Taylor Wolfe, (collectively, the “Nominees”), for election to the Board at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning wealth management, software as a service, finance and private equity. Impactive carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in operations, strategic transformation and public company governance, including decades of experience as senior executives and directors of well-performing companies.

On January 4, 2023, Impactive issued a press release (the “Press Release”) announcing that it had nominated the Nominees for election to the Board at the Annual Meeting. In the Press Release, Impactive outlined its concerns with the Issuer’s poor operating performance, lack of shareholder alignment, poor Board governance, and disingenuous shareholder engagement. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Nominees are:

Wendy E. Lane has served as Chair of Lane Holdings, Inc., a private equity investment company, since 1992. Previously, Ms. Lane was a Principal and Managing Director of the Investment Banking Group at Donaldson, Lufkin & Jenrette Securities Corporation, an investment bank, serving in these and other positions from 1981 to 1992. Prior to that, she was an Investment Banker at The Goldman Sachs Group, Inc. (NYSE: GS), a leading global financial institution that delivers a broad range of financial services across investment banking, securities, investment management and consumer banking, from 1977 to 1980. Ms. Lane has over 30 years of board experience and has overseen strategic, operational, and financial changes at public companies across a range of industries, including some in regulated businesses that handle sensitive data. Presently, Ms. Lane serves on the board of directors of Verisk Analytics, Inc. (NASDAQ: VRSK), a data analytics and risk assessment firm, which she joined in May 2022. Ms. Lane previously served on the boards of directors of NextPoint Financial, Inc. (OTC: NACQF), which was initially a special purpose acquisition company, but currently provides consumer finance and tax advisory services, from August 2020 to July 2021, CoreLogic, Inc. (formerly NYSE: CLGX), a financial, property, and consumer information analytics firm, from November 2020 to February 2021, Willis Towers Watson PLC (NASDAQ: WTW), an advisory and solutions company, from April 2004 to May 2022, MSCI Inc. (NYSE: MSCI), an analytics company, from January 2015 to April 2019, UPM-Kymmene Oyj (formerly NYSE: UPM), a Finnish forest industry company, from March 2005 to April 2018, and Laboratory Corporation of America Holdings (NYSE: LH), a clinical laboratory company, from November 1996 to May 2014. Ms. Lane received a B.A. in Mathematics and French from Wellesley College and an M.B.A. from Harvard Business School.

6

CUSIP No. 29404K106

Thomas C. Naratil most recently served as a member of the Group Executive Board of UBS Group AG (NYSE: UBS) (“UBS”), a global financial services company, from June 2011 to October 2022, President Americas at UBS, from January 2016 to October 2022, and Co-President of Global Wealth Management at UBS, from January 2018 to October 2022. Prior to that, Mr. Naratil served in various other executive level roles, including as President of Wealth Management Americas from January 2016 to January 2018, Group Chief Operating Officer of UBS AG from January 2014 to December 2015, and Group Chief Financial Officer of UBS AG from June 2011 to December 2015. Mr. Naratil began his tenure at UBS in 2000 as Director of the Investment Products Group, which was followed by global roles of increasing responsibility in market strategy, marketing and client development. While at UBS, Mr. Naratil worked with ENV as both a customer and partner, ultimately approving the iCapital, ENV, and UBS Alternatives Exchange announced in 2022. Prior to joining UBS, Mr. Naratil held various positions in wealth management at PaineWebber Inc., an investment bank and stock brokerage firm, from 1983 until it was acquired by UBS in 2000. Additionally, Mr. Naratil served in the United States Army Reserve from 1981 to 1987. Mr. Naratil received his B.A. from Yale University and his MBA from the Stern Graduate School of Business at New York University.

Michael J. Stanton most recently served as Executive Vice President and Chief Financial Officer of Diligent Corporation (formerly NZX: DIL, acquired in a leveraged buyout in 2016 and currently owned by Insight Partners, Clearlake Capital and Blackstone), a software as a service provider for governance, risk, and compliance solutions, from September 2015 to December 2022. During his tenure, Diligent Corporation’s valuation increased from ~$300mm to ~$7bn through profitable revenue growth and EBITDA margin expansion. Prior to that, Mr. Stanton served as Senior Vice President of Corporate Finance and Treasurer at Blackboard Inc. (formerly NASDAQ: BBBB, merged with Anthology Inc. in October 2021, n/k/a Anthology Inc.), an educational software as a service provider, from 2000 to 2015, and as a Director serving companies in the technology, media and telecommunications sector at Citigate Dewe Rogerson Ltd., a financial and corporate communications consulting firm, from 1998 to 2000. Mr. Stanton executed and integrated over 50 acquisitions during his tenure at Blackboard and Diligent. Mr. Stanton previously served as Chairman of the Supervisory Board of Brainloop AG, a software provider for secure collaboration on confidential information and documents, from August 2018 to November 2022. Mr. Stanton received a B.A. in History from the College of the Holy Cross.

Lauren Taylor Wolfe is the co-founder and has served as the Managing Partner of Impactive Capital, an active impact investing firm, since its founding in April 2018. Prior to founding Impactive Capital, Ms. Taylor Wolfe served as Managing Director and Investing Partner at Blue Harbour Group, L.P., an investment management firm, from 2007 to January 2018. Earlier in her career, Ms. Taylor Wolfe served as a Portfolio Manager at SIAR Capital LLC, an investment firm specializing in undervalued and emerging growth companies, from 2003 to 2007, and as an Associate at Diamond Technology Partners, a strategic technology consulting firm, from 2000 to 2003. Ms. Taylor Wolfe previously served on the board of directors of HD Supply Holdings, Inc. (formerly NASDAQ: HDS), an industrial distributor, from March 2017 until it was acquired by The Home Depot, Inc. (NYSE: HD) in December 2020. Ms. Taylor Wolfe has served on the 30% Club Steering Committee, an organization dedicated to increasing gender balance on boards and in executive leadership positions, from December 2016 to January 2019 and was an Angel member of 100 Women in Finance from 2016 to 2020. Ms. Taylor Wolfe earned a B.S. in Applied Economics and Communications, magna cum laude, from Cornell University and an M.B.A. from The Wharton School at the University of Pennsylvania.

7

CUSIP No. 29404K106

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,326,136 Shares outstanding as of November 2, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022.

A.	Impactive Capital

(a)	As of the close of business on January 3, 2023, Impactive Capital beneficially owned 4,151,033 Shares held by the Impactive Funds.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,151,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,151,033
(c)	The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 2 are set forth on Schedule A and are incorporated herein by reference.
B.	Impactive Capital GP

(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 4,151,033 Shares held by the Impactive Funds.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,151,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,151,033
(c)	Impactive Capital GP has not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 2 are set forth on Schedule A and are incorporated herein by reference.
C.	Ms. Taylor Wolfe and Mr. Asmar

(a)	Each of Ms. Taylor Wolfe and Mr. Asmar, as Managing Members of Impactive Capital GP, may be deemed to beneficially own the 4,151,033 Shares held by the Impactive Funds.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,151,033
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,151,033
8

CUSIP No. 29404K106

(c)	Each of Ms. Taylor Wolfe and Mr. Asmar have not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 2 are set forth on Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 4, 2023, the Reporting Persons entered into a Group Agreement with the Nominees, pursuant to which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, if applicable, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Impactive Capital agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Also on January 4, 2023, Impactive Capital has signed separate letter agreements with each of the Nominees (other than Ms. Taylor Wolfe), pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press release, dated January 4, 2023.
99.2	Group Agreement, dated January 4, 2023.
99.3	Form of Indemnification Letter Agreement.

9

CUSIP No. 29404K106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

Impactive Capital LP

By:	Impactive Capital LLC
its General Partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

10

CUSIP No. 29404K106

SCHEDULE A

Transactions in the Shares of the Issuer since the filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Shares Purchased	Price per Share ($)	Date of Purchase

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Purchase of Common Stock	54,930	57.70	11/30/2022
Purchase of Common Stock	112,697	62.37	12/30/2022